

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Amro Albanna
Chief Executive Officer
Aditx Therapeutics, Inc.
11161 Anderson Street
Suite 105-10014
Loma Linda, CA 92354

>   **Re: Aditx Therapeutics, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 18, 2020**
>   **CIK No. 0001726711**

Dear Mr. Albanna:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alan Campbell at 202-551-4224 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Alexander T. Yarbrough